                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 37)


                           AMERICAN REALTY TRUST, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   029-177-409
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 12, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 029-177-409                                                    PAGE 2
--------------------------------------------------------------------------------

 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    BASIC CAPITAL MANAGEMENT, INC.            75-2261065

--------------------------------------------------------------------------------

 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) ........................................................................
    (b) ........................................................................

--------------------------------------------------------------------------------

 3) SEC Use Only ...............................................................

--------------------------------------------------------------------------------

 4) Source of Funds (See Instructions) .........................................

--------------------------------------------------------------------------------

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

 6) Citizenship or Place of Organization                NEVADA

--------------------------------------------------------------------------------

                  7)  Sole Voting Power                 5,535,626
Number of
Shares            --------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                      -0-
Each
Reporting         --------------------------------------------------------------
Person
With              9)  Sole Dispositive Power            5,535,626

                  --------------------------------------------------------------

                  10) Shared Dispositive Power                 -0-

--------------------------------------------------------------------------------

 11) Aggregate Amount Beneficially Owned by Each Reporting Person     5,535,626

--------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------

 13) Percent of Class Represented by Amount in Row (11)                    51.7%

--------------------------------------------------------------------------------

 14) Type of Reporting Person (See Instructions)                           CO

--------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                   PAGE 3
--------------------------------------------------------------------------------

 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    NATIONAL OPERATING, L.P.                  75-2163170

--------------------------------------------------------------------------------

 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) ........................................................................
    (b) ........................................................................

--------------------------------------------------------------------------------

 3) SEC Use Only ...............................................................

--------------------------------------------------------------------------------

 4) Source of Funds (See Instructions) .........................................

--------------------------------------------------------------------------------

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

 6) Citizenship or Place of Organization                DELAWARE

--------------------------------------------------------------------------------

                  7)  Sole Voting Power                 195,732
Number of
Shares            --------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                    -0-
Each
Reporting         --------------------------------------------------------------
Person
With              9)  Sole Dispositive Power            195,732

                  --------------------------------------------------------------

                  10) Shared Dispositive Power               -0-

--------------------------------------------------------------------------------

 11) Aggregate Amount Beneficially Owned by Each Reporting Person       195,732

--------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------

 13) Percent of Class Represented by Amount in Row (11)                     1.8%

--------------------------------------------------------------------------------

 14) Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                   PAGE 4
--------------------------------------------------------------------------------

 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    THE GENE E. PHILLIPS CHILDREN'S TRUST     13-6599759

--------------------------------------------------------------------------------

 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  .......................................................................
    (b)  .......................................................................

--------------------------------------------------------------------------------

 3) SEC Use Only ...............................................................

--------------------------------------------------------------------------------

 4) Source of Funds (See Instructions) .........................................

--------------------------------------------------------------------------------

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

 6) Citizenship or Place of Organization                TEXAS

--------------------------------------------------------------------------------

                  7)  Sole Voting Power                 98,332
Number of
Shares            --------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                   -0-
Each
Reporting         --------------------------------------------------------------
Person
With              9)  Sole Dispositive Power            98,332

                  --------------------------------------------------------------

                  10) Shared Dispositive Power              -0-

--------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person        98,332

--------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------

 13) Percent of Class Represented by Amount in Row (11)                     0.9%

--------------------------------------------------------------------------------

 14) Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                   PAGE 5
--------------------------------------------------------------------------------

 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    CONTINENTAL MORTGAGE AND EQUITY TRUST     94-2738844

--------------------------------------------------------------------------------

 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  .......................................................................
    (b)  .......................................................................

--------------------------------------------------------------------------------

 3) SEC Use Only ...............................................................

--------------------------------------------------------------------------------

 4) Source of Funds (See Instructions) .........................................

--------------------------------------------------------------------------------

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

 6) Citizenship or Place of Organization                CALIFORNIA


                  7)  Sole Voting Power                 818,088
Number of
Shares            --------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                    -0-
Each
Reporting         --------------------------------------------------------------
Person
With              9)  Sole Dispositive Power            818,088

                  --------------------------------------------------------------

                  10)  Shared Dispositive Power              -0-

--------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person       818,088

--------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------

 13) Percent of Class Represented by Amount in Row (11)                     7.6%

--------------------------------------------------------------------------------

 14)  Type of Reporting Person (See Instructions)                            00

--------------------------------------------------------------------------------

                           AMERICAN REALTY TRUST, INC.
                              CUSIP NO. 029-177-409


ITEM 1. SECURITY AND ISSUER

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on February 26, 1998. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), National Operating, L.P. ("NOLP"), the Gene E. Phillips Children's Trust (the "GEP Trust") and Continental Mortgage and Equity
Trust ("CMET") (collectively the "Reporting Persons").

         BCM, NOLP, the GEP Trust and CMET may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of CMET are also executive officers of BCM. Gene E. Phillips is a general partner of Syntek Asset Management, L.P.
("SAMLP"), which is the general partner of NOLP.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                      Position(s) with BCM
----                                      --------------------

Randall M. Paulson                        President

Thomas A. Holland                         Executive Vice President and
                                          Chief Financial Officer

Name                                       Position(s) with BCM
----                                       ---------------------

Clifford C. Towns, Jr.                     Executive Vice President - Finance

Karl L. Blaha                              Executive Vice President -
                                           Commercial Asset Management

Bruce A. Endendyk                          Executive Vice President

A. Cal Rossi, Jr.                          Executive Vice President

Cooper B. Stuart                           Executive Vice President

Dan S. Allred                              Senior Vice President -
                                           Land Development

Robert A. Waldman                          Senior Vice President,
                                           General Counsel and Secretary

Drew D. Potera                             Vice President, Treasurer
                                           and Securities Manager

Mickey Ned Phillips                        Director

Ryan T. Phillips                           Director

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of
BCM.  Mr. Holland is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr.
Blaha is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of
BCM.  Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc.
and Mr. Gene E. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Mr. Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. G. Phillips' present principal occupation is Chief Executive Officer and President of Syntek
West, Inc.   Mr. G. Phillips is a citizen of the United States of
America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Gene E. Phillips is disclosed in (II) above.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. D. Phillips' present principal occupation is President and owner of Big D Oil Field
Equipment Sales.  Mr. D. Phillips is a citizen of the United States of
America.

         (IV) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of June 19, 1998, the Company owned 40.8% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET:

Name                                       Position(s) with CMET
----                                       ---------------------

Randall M. Paulson                         President

Thomas A. Holland                          Executive Vice President, Chief
                                           Financial Officer and Secretary

Karl L. Blaha                              Executive Vice President -
                                           Commercial Asset Management

Bruce A. Endendyk                          Executive Vice President

Robert A. Waldman                          Senior Vice President
                                           and General Counsel

Drew D. Potera                             Vice President and Treasurer

Richard W. Douglas                         Trustee

Larry E. Harley                            Trustee

R. Douglas Leonhard                        Trustee

Murray Shaw                                Trustee

Ted P. Stokely                             Trustee

Martin L. White                            Trustee

Edward G. Zampa                            Trustee

         Information with respect to Messrs. Paulson, Holland, Blaha, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is President of Dallas Chamber of Commerce. Mr. Douglas is a citizen of the United States of America.

         Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

         Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

         Mr. Shaw's business address is 5615 Bayton Loop, Austin, Texas 78745. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing
Assistance Foundation, Inc.  Mr. Stokely is a citizen of the United
States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive
Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

         (a) SHARE OWNERSHIP

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                   Shares Owned Directly
                   ---------------------

                                Number of       Percent of
Name                             Shares          Class (1)
----                            ----------      ----------
BCM                             5,535,626         51.7%
CMET                              818,088          7.6%
NOLP                              195,732          1.8%
GEP Trust                          98,332          0.9

                   TOTAL        6,647,778         62.1%


                 Shares Owned Beneficially
                 -------------------------

                                Number of    Percent of
Name                             Shares       Class (1)
----                            ----------   ----------
BCM                             5,535,626        51.7%
CMET                              818,088         7.6%
NOLP                              195,732         1.8%
GEP Trust                          98,332         0.9%
Ryan T. Phillips (2)(3)         5,633,958        52.6%
M. Ned Phillips (2)             5,535,626        51.7%
Gene E. Phillips (4)              195,732         1.8%

Total shares beneficially
  owned by Reporting Persons    6,647,778        62.1%

--------------------------

(1) Percentage calculations are based upon 10,711,921 Shares outstanding at April 30, 1998. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b) VOTING AND DISPOSITIVE POWER

         The Trustee of the GEP Trust has complete voting and dispositive power over the 98,332 Shares held by the GEP Trust. Each of the Trustees of CMET share voting and dispositive power over the 818,088 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 5,535,626 Shares held by BCM.

         (c) TRANSACTIONS IN SECURITIES

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.


Reporting                                   Number of                  Price            Type of
Person                     Date             Shares                     Per Share        Transaction
---------                  ----             --------------             ---------        -----------
BCM                        04/14/98                    900             $14.625          Open Market
BCM                        04/14/98                  2,600             $14.625          Open Market
BCM                        04/15/98                    400             $14.625          Open Market
BCM                        04/15/98                 43,100             $14.625          Private Market
BCM                        04/15/98                    100             $14.625          Open Market
BCM                        04/15/98                184,732             $14.625          Open Market
BCM                        04/16/98                    600             $14.625          Open Market
BCM                        04/20/98                    200             $14.625          Open Market
BCM                        04/21/98                    200             $14.625          Open Market
BCM                        04/23/98                    200             $14.625          Open Market
BCM                        04/24/98                  5,000             $14.625          Open Market
BCM                        04/24/98                  2,200             $14.50           Open Market
BCM                        04/27/98                    500             $14.625          Open Market
BCM                        04/27/98                  1,500             $14.625          Open Market
BCM                        04/30/98                    500             $14.625          Open Market
BCM                        05/04/98                    200             $14.625          Open Market
BCM                        05/05/98                  1,000             $14.625          Open Market
BCM                        05/06/98                    500             $14.625          Open Market
BCM                        05/07/98                    200             $14.625          Open Market
BCM                        05/11/98                    200             $14.625          Open Market
BCM                        05/12/98                    100             $14.625          Open Market
BCM                        05/13/98                    400             $14.625          Open Market
BCM                        05/14/98                    100             $14.625          Open Market
BCM                        05/15/98                    100             $14.625          Open Market


Reporting                                     Number of                Price          Type of
Person                     Date               Shares                   Per Share      Transaction
---------                  ----               -------------            ---------      -----------
BCM                        05/27/98                  30,211            $14.5625       Open Market
BCM                        05/29/98                     200            $14.50         Open Market
BCM                        06/01/98                     500            $14.50         Open Market
BCM                        06/02/98                     500            $14.5625       Open Market
BCM                        06/02/98                   1,500            $14.50         Open Market
BCM                        06/04/98                   2,000            $14.50         Open Market
BCM                        06/04/98                   1,500            $14.50         Open Market
BCM                        06/05/98                   2,000            $14.50         Open Market
BCM                        06/08/98                   1,000            $14.50         Open Market
BCM                        06/09/98                   1,000            $14.50         Open Market
BCM                        06/09/98                   1,000            $14.50         Open Market
BCM                        06/11/98                   1,000            $14.50         Open Market
BCM                        06/12/98                     100            $14.50         Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read as follows:

         BCM has pledged 46,711 shares to Advest, Inc., pledged 8,000 shares to Ameritrade, pledged 100,000 shares to American Express Financial, pledged 29,000 shares to BA Investment Services, pledged 551,084 shares to Bear Stearns, pledged 91,144 shares to Brown & Company, pledged 38,500 shares to Christensen Burke, pledged 84,000 shares to CJ Lawrence, pledged 30,201 shares to Cutter & Co., pledged 375,011 shares to Dean Witter, pledged 20,000 shares to First Southwest Securities, pledged 20,000 shares to First Union Brokerage, pledged 165,000 shares to Fleet Brokerage Services, pledged 177,000 shares to Foothill Capital, pledged 89,000 shares to Global Strategies, pledged 79,000 shares to Gruntal & Company, pledged 475,000 shares to Grand Pacific, pledged 96,000 shares to Hambrecht & Quist, pledged 61,800 shares to J.C. Bradford & Co., pledged 85,800 shares to Legg Mason (TX), pledged 25,500 shares to May Financial, pledged 116,000 shares to McDonald & Company, pledged 271,500 shares to Morgan Keegan, pledged 120,000 shares to Norwest Investment Services, pledged 810,000 shares to Preferred Bank, pledged 192,000 shares to The Principal, pledged 370,758 shares to Dain Rauscher, pledged 76,400 shares to Raymond James, pledged 89,052 shares to Regions Investment, pledged 97,000 shares to Robert Baird, pledged 79,800 shares to Southland Securities, pledged 22,400 shares to Tucker Anthony, pledged 465,000 shares to United Pacific, pledged 94,000 shares to Wachovia, pledged 161,124 shares to Wedbush Morgan and pledged 209,552 shares to Wheatfirst in stock margin accounts maintained by it with such brokers.

         BCM has also pledged 225,000 shares to United Pacific, pledged 177,000 shares to Foothill Capital, pledged 810,000 shares to Preferred Bank and pledged 475,000 shares to Grand Pacific pursuant to loan agreements with such lenders.

         NOLP has pledged 195,732 shares to Lehman (NY) in a stock margin account maintained by it with such broker.

         CMET has pledged 655,288 shares to Dean Witter and pledged 162,800 shares to JW Charles in stock margin accounts maintained by it with such brokers.

         GEP Trust has pledged 98,332 shares to Dean Witter (NY) in a stock margin account maintained by it with such broker.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  July  2 , 1998
             ---
                                           BASIC CAPITAL MANAGEMENT, INC.


                                    By:         /s/ Drew D. Potera
                                       ----------------------------------------
                                             Drew D. Potera, Vice President


                                           NATIONAL OPERATING, L.P.
                                    By:    Syntek Asset Management, L.P.
                                           General Partner
                                    By:    Syntek Asset Management, Inc.
                                           Managing General Partner


                                    By:         /s/ Randall M. Paulson
                                       ----------------------------------------
                                           Randall M. Paulson, President


                                           GENE E. PHILLIPS CHILDREN'S TRUST


                                    By:         /s/ Donald W. Phillips
                                       ----------------------------------------
                                           Donald W. Phillips, Trustee


                                           CONTINENTAL MORTGAGE AND EQUITY TRUST


                                    By:         /s/ Randall M. Paulson
                                       ----------------------------------------
                                           Randall M. Paulson, President